UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

10 May 2004

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

Company Contact:
      Blue Square-Israel Ltd.
      Emanuel Avner, CFO
      Toll-free telephone from U.S. and Canada: 888-572-4698
      Telephone from rest of world: 972-3-928-2220
      Fax: 972-3-928-2299
      Email: cfo@coop.co.il

BLUE SQUARE – ISRAEL LTD. ANNOUNCES RESULTS FOR THE
FIRST QUARTER ENDED MARCH 31, 2004

— Revenues Return to Growth After 2 Years —
— Results Throughout 2004 To Be Affected By New Israeli Accounting Standard No. 12 —

ROSH HA’AYIN, Israel – May 10, 2004 – Blue Square-Israel Ltd. (NYSE: BSI) today announced results for the first quarter ended March 31, 2004.

Results for the First Quarter
NOTE: Israeli GAAP Accounting Standard No. 12: Through the end of 2003, Israeli GAAP required all Israeli companies to adjust its financial statements to reflect changes in the Israeli CPI. However, the adoption of Israeli GAAP Accounting Standard No. 12 on January 1, 2004 requires all companies to revert to nominal reporting. To assure a meaningful comparison between the Company’s 2004 results, which are reported nominally, and its 2003 results, which are adjusted for changes in the CPI, please refer to NOTE A at the end of this report.

Revenues: The Company’s revenues for the first quarter of 2004 were NIS 1,285.9 million(a) (U.S. $284.0 million)(b), an increase of 7.8% compared to NIS 1,192.8 million in the first quarter of 2003. The increase derives primarily from the timing of the Passover season, which fell mostly within the first quarter of 2004, but entirely within the second quarter of 2003. However, revenues for January-April of 2004 increased by 4.8% compared to the same period of 2003, and Same Store Sales for the four-month period remained stable. This comparison, which eliminates the holiday effect, is evidence of a return to positive market trends after two years of sales decline.

Gross Profit: Gross margin for the first quarter of 2004 decreased to 26.4% compared to 27.4% in the first quarter of 2003. However, the value of the Company’s gross profit for the first quarter of 2004 increased by 3.8% to NIS 339.3 million (U.S. $74.9 million) compared to NIS 326.8 million in the first quarter of 2003 due to the higher revenues of the quarter. The decrease in the gross margin reflects the following factors:

•	Increase in discount sales: As part of its brand consolidation program, the Company has converted a number of Coop stores to Super Centers, and Super Center stores to Mega and Shefa-Shuk formats. As a result, sales from the Company’s discount formats now account for a higher proportion of its overall sales. This has increased the Company’s gross profit, but negatively impacted average gross margin.

•	The effect of Accounting Standard No. 12 (see NOTE A below): For the first quarter of 2004, Cost of Goods Sold was reported nominally. However, for the first quarter of 2003, Cost of Goods Sold was increased because of adjustments made to the value of the Company’s opening inventory to reflect the period’s 0.8% rise in the CPI. This reduced the Gross Profit reported in the first quarter of 2003 by 0.2%.

Selling, General, and Administrative Expenses: The Company’s selling, general, and administrative expenses for the first quarter of 2004 decreased by 2.1% to NIS 289.2 million (U.S. $63.9 million) compared to NIS 295.5 million in the first quarter of 2003. This reflects successful efficiency efforts over the past year, offset partially by the effect of increased advertising programs and labor expenses related to the Passover season.

Operating Income: Operating income for the first quarter of 2004 increased by 60.3% to NIS 50.1 million (U.S. $11.1 million) compared to NIS 31.2 million in the first quarter of 2003. The increase reflects the quarter’s improved gross profit and reduced operating expenses. Operating margin for the quarter increased to 3.9% compared to 2.6% in the first quarter of 2003.

EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization): EBITDA for the first quarter was NIS 87 million (U.S. $19.2 million), an increase of 29% compared to NIS 67 million in the first quarter of 2003. EBITDA margin for the period was 6.8%, compared to 5.6% for the first quarter of 2003.

Financial Expenses: The Company recorded financial expenses of NIS 16.2 million (U.S. $3.6 million) in the first quarter of 2004 compared to financial income of NIS 0.1 million in the comparable period of 2003. In the first quarter of 2003, the adjustments made to reflect the quarter’s 0.8% rise in the CPI resulted in financial income for the Company, offsetting entirely the Company’s financial expenses for the period. In the first quarter of 2004, however, there was no such offset (see NOTE A below). In addition, the Company’s total liabilities increased after the end of the third quarter of 2003 due to the Company’s issuance of debentures in August 2003.

Other Expenses: Other expenses (net) for the first quarter of 2004 were NIS 4.2 million (U.S. $0.9 million) compared to NIS 1.4 million in the first quarter of 2003. This reflects impairment of assets regarding one of the Company’s subsidiaries and capital losses associated with store closures.

Net Income: The Company’s net income for the first quarter of 2004 was NIS 13.7 million (U.S. $3.0 million), or NIS 0.36 per ADS (U.S. $0.08), compared to NIS 15.7 million, or NIS 0.41 per ADS, for the comparable period of 2003.

Other Operating Data: The Company’s Same Store Sales for the quarter increased by 2.7% reflecting the timing of the Passover buying season, offset by competition. Revenues per employee increased by 11.8% during the period. During the first quarter of 2004, the Company opened two stores and closed two stores, adding a net total of 1,000 square meters to the chain.

Dividends: The Board of Directors of Blue Square-Israel Ltd. declared today that a dividend in the amount of approximately US $11.5 million ($0.30 per ordinary share) will be paid on June 7, 2004 to shareholders of record as of May 24, 2004.

The Board of Directors of the Company’s subsidiary, Blue Square-Chain Investments and Properties Ltd. (BSIP), in which the Company owns an 80.73% share, declared today that a dividend in the amount of approximately NIS 400 million (NIS 12.21 per ordinary share) will be paid on May 30, 2004. Of this amount, approximately NIS 80 million will be distributed to BSIP’s minority shareholders.

Debentures: After the balance sheet date, convertible debentures in the amount of approximately NIS 9.5 million were converted to 260,000 shares, strengthening the capital base of the Company.

Comments of Management
Commenting on the results, Mr. Gil Unger, Blue Square’s President and CEO, said, “As I begin my term as Blue Square’s new President and CEO, I see both opportunities and challenges ahead. Our goal is to establish and differentiate Blue Square as the leading player in Israel’s retail food market by leveraging the chain’s deep knowledge and experience, exceptional brands, and significant capital reserves. To this end, we have begun executing a comprehensive new strategy. In the first stage, we are consolidating our formats with a new emphasis on marketing and consumer needs. In parallel, we continue to improve company-wide efficiency and logistics, and to explore ways to exploit the synergies between Blue Square and the Dor-Alon group. We are working with our suppliers to improve profit margins through optimized category management activities, an effort that will enable us to offer our customers even lower, more competitive prices.”

Mr. Unger continued, “We are pleased to report revenue growth for the first time in many quarters, even after excluding the effect of the timing of the Passover holiday, and a return to growth in Same Store Sales. We are confident in our ability to carry out our strategic plan and thereby to deliver significant value to our shareholders.”

NOTE A: Transition to Nominal-Historical Financial Reporting
With effect from January 1, 2004, the Company has adopted the provisions of Standard No. 12 -“Discontinuance of Adjusting Financial Statements for Inflation” – of the Israel Accounting Standard Boards and, pursuant thereto, the Company has discontinued, from the aforesaid date, the practice of adjusting its financial statements for the effects of inflation.

1)	Through December 31, 2003, the Company prepared its financial statements on the basis of historical cost adjusted for the changes in the general purchasing power of Israeli currency (hereafter – “NIS”), based upon changes in the consumer price index (hereafter - “the CPI”) , in accordance with pronouncements of the Institute of Certified Public Accountants in Israel (hereafter – “the Israeli Institute”). The adjusted amounts, as above, presented in the financial statements as of December 31, 2003 (hereafter – “the transition date”), are used as the opening balances for the nominal-historical financial reporting in the following periods. Additions made after the transition date have been included in the financial statements at their nominal values.

2)	The comparative figures included in these financial statements are based on the adjusted financial statements for the prior reporting periods, as previously presented, after adjustment to the CPI for December 2003 (the CPI in effect at the transition date).

3)	The amounts reported for periods after the transition date are composed as follows: all the amounts originating from the period prior to the transition date are composed of their adjusted amount at the transition date, with the addition of amounts in nominal values that were added after the transition date, and net of amounts that were deducted after the transition date (the retirement of such sums is effected at their adjusted values as of transition date, their nominal values, or a combination of the two, according to the circumstances). All the amounts originating from the period after the transition date are included in the financial statements at their nominal values.

NOTE B: Convenience Translation to Dollars
The convenience translation of the Adjusted New Israeli Shekel (NIS) into U.S. dollars was made at the rate of exchange prevailing at March 31, 2004: U.S. $1.00 equals NIS 4.528. The translation was made solely for the convenience of the reader.

The Company will hold teleconferences to discuss its results today, May 10th, 2004, in both Hebrew and English. The Hebrew conference call will be held at 15:30 Israel time (8:30 AM New York time). The access numbers for the Hebrew conference are 03-925-5910 in Israel, or +972-3-925-5910 from outside of Israel. The English conference call will be held at 10:00 AM New York time (17:00 in Israel). The access number from the U.S. or Canada is 800-289-0436, while the access number from outside the U.S. and Canada is +1-913-981-5507.

Taped replays of all teleconferences will be available after the call. To access the replay of the Hebrew teleconference, please call 03-925-5928 in Israel, or +972-3-925-5928 from outside of Israel, until midnight, May 12th. To access the replay of the English teleconferences, please call 888-203-1112 from the U.S. or Canada, and +1-719-457-0820 from outside the U.S. and Canada, until midnight, March 15th, and mention the access code 748257.

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 161 supermarkets under different formats, each offering varying levels of service and pricing.

This press release may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to the Company’s business, financial condition, prospects and operating results. These statements are based on current expectations and projections that involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constraints, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s Annual Report on Form 20-F and other filings with the Security and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

BLUE SQUARE – ISRAEL LTD.

CONDENSED CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2004

	December 31, 2003	March 31,		Convenience translation March 31, 2004(b)
		2003	2004
	NIS in thousands			U.S.$
	(Audited)	(Unaudited)		(Unaudited)

A s s e t s

CURRENT ASSETS:
Cash and cash equivalents	63,255	18,424	14,207	3,138
Marketable securities	15,137	-	-
Trade receivables	512,972	468,526	584,372	129,057
Other accounts receivable	118,762	190,224	199,701	44,104
Inventories	276,113	338,489	318,864	70,420

	986,239	1,015,663	1,117,144	246,719

INVESTMENTS IN AFFILIATES	3,999	2,985	4,202	928

FIXED ASSETS, NET	2,073,169	2,163,463	2,053,272	453,461

INTANGIBLE ASSETS AND
DEFERRED CHARGES, NET	136,273	105,073	133,366	29,454

	3,199,680	3,287,184	3,307,984	730,562

BLUE SQUARE – ISRAEL LTD.

CONDENSED CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2004

	December 31, 2003	March 31,		Convenience translation March 31, 2004(b)
		2003	2004
	NIS in thousands			U.S.$
	(Audited)	(Unaudited)		(Unaudited)
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term credit from banks	212,521	310,820	282,432	62,375
Trade payables	700,626	651,465	750,209	165,682
Other payables and accrued expenses	361,923	413,802	499,931	110,408

	1,275,070	1,376,087	1,532,572	338,465

LONG-TERM LIABILITIES:
Long-term loans from banks	286,084	360,381	319,152	70,484
Debentures	200,000		200,000	44,170
Convertible debentures	200,000		200,000	44,170
Deferred taxes	15,322	17,380	15,641	3,454
Accrued severance pay	25,599	24,783	26,294	5,807

	727,005	402,544	761,087	168,085

MINORITY INTEREST	160,265	153,482	163,346	36,075

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 100,000,000 shares as of March
31, 2004 and 2003; Issued and
outstanding: 38,400,000 shares as of
March 31, 2004 and 2003	52,121	52,121	52,121	11,511
Additional paid-in capital	741,008	741,008	741,008	163,650
Retained earnings:
Dividend declared after balance sheet date	198,421		52,515	11,598
Unappropriated	45,790	561,942	5,335	1,178

	1,037,340	1,355,071	850,979	187,937

	3,199,680	3,287,184	3,307,984	730,562

BLUE SQUARE – ISRAEL LTD.

CONDENSED CONSOLIDATED STATEMENT OF INCOME
AS OF MARCH 31, 2004

	For the year ended December 31,	For the three months ended March 31,		Convenience translation For the three months ended March 31,
	2003	2003	2004	2004 (b)
	NIS in thousands, except per share data			U.S.$
	(Audited)	(Unaudited)		(Unaudited)
SALES	5,170,510	1,192,780	1,285,876	283,983
COST OF SALES	3,777,411	866,017	946,580	209,050

GROSS PROFIT	1,393,099	326,763	339,296	74,933
SELLING GENERAL AND
ADMINISTRATIVE EXPENSES	1,190,425	295,533	289,243	63,878

OPERATING INCOME	202,674	31,230	50,053	11,055
FINANCING INCOME (EXPENSES), net	(48,813)	133	(16,162)	(3,570)
AMORTIZATION OF GOODWILL	(5,740)	(1,416)	(1,450)	(320)
OTHER EXPENSES, net	(136,612)	(1,355)	(4,179)	(923)

INCOME BEFORE TAXES ON INCOME	11,509	28,592	28,262	6,242
TAXES ON INCOME	8,445	9,768	11,742	2,594

INCOME AFTER TAXES ON INCOME	3,064	18,824	16,520	3,648
EQUITY IN NET EARNINGS
OF AFFILIATES	742	71	203	45
MINORITY INTEREST	(10,852)	(3,240)	(3,066)	(677)

NET INCOME (LOSS)	(7,046)	15,655	13,657	3,016

EARNINGS PER ORDINARY SHARE
OR ADS	(0.18)	0.41	0.36	0.08

WEIGHTED AVERAGE NUMBER OF
SHARES OR ADS OUTSTANDING
DURING THE PERIOD	38,400	38,400	38,400	38,400

BLUE SQUARE – ISRAEL LTD.

SELECTED OPERATING DATA

	For the three months ended March 31,		Convenience translation for the three months ended March 31,
	2003 NIS	2004 NIS	2004 (b) U.S.$

Sales (in millions)	1,193	1,286	284

Operating income (in millions)	31	50	11

EBITDA (in millions, before one-time
provisions)	67	87	19
EBITDA margin	5.6%	6.8%	NA

Same Store Sales	-19.0%	2.7%	NA

Number of stores at end of period	167	161	NA
Stores opened during the period	0	2	NA
Stores closed during the period	6	2	NA

Total square meters at end of period	284,000	291,800	NA
Square meters added during the period	(8,600)	1,000	NA

Sales per square meter (in thousands)	4,181	4,406	973

Sales per employee (in thousands)	175	196	38